

November 16, 2010

<u>Via U.S. Mail and Facsimile (952) 476-9801</u>

Mr. James R. Sankovitz
Chief Operating Officer, General Counsel and Secretary
Northern Oil and Gas, Inc.
315 Manitoba Avenue — Suite 200
Wayzata, Minnesota 55391

      Re: Northern Oil and Gas, Inc.
              Form 10-K for Fiscal Year Ended December 31, 2009
              Filed March 8, 2010
              Forms 10-K/A for Fiscal Year Ended December 31, 2009
              Filed April 30, 2010 and November 5, 2010
              Forms 10-Q for Fiscal Quarters Ended March 31, 2010, June 30, 2010
              and September 30, 2010
              Filed May 6, 2010, August 9, 2010 and November 8, 2010
              Form 10-Q/A for Fiscal Quarter Ended June 30, 2010
              Filed November 5, 2010
              File No. 0-33999

Dear Mr. Sankovitz:

      We have reviewed your response filed on November 1, 2010 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated October 22, 2010.

Form 10-K for Fiscal Year Ended December 31, 2009

Note 5. Oil and Gas Properties, page F-15

1.   We note your response to prior comment 6. Your proposed revised disclosure does not include the identification and detailed status of the significant properties or projects included in your unevaluated properties. Additionally, specific information regarding the anticipated timing of the inclusion of the costs in the amortization computation has not been provided. Please revise to comply with the disclosure requirements of Rule 4-10(c)(7)(ii) of Regulation S-X.

2.   On a similar matter, your revised disclosure at the end of Note 5 to the financial statements states: "All properties that have not yet commenced production are considered unevaluated properties and, thus, the costs associated with such properties are not subject to depletion. Once production commences for a well, all associated acreage and drilling costs are subject to depletion." These statements are inconsistent with the full cost method. Rule 4-10(c)(3) of Regulation S-X states all capitalized costs should be subject to depletion other than costs associated with unproved properties and major development projects, as defined. Therefore, it is our understanding that the approximate $53.9 million in capitalized costs classified as unevaluated properties as of December 31, 2009 relate to unproved properties and are appropriately excluded from depletion. However, capitalized costs related to proved developed non-producing and proved undeveloped properties are not costs related to unevaluated properties and therefore should be classified within the $42.9 million of evaluated properties as of December 31, 2009 and subject to depletion, despite the fact that production has not commenced on these properties. Please confirm that our understanding of your classification and depletion of proved and unproved properties is correct and revise your disclosure to address the depletion of costs associated with proved reserves that have not commenced production.

Form 10-K/A for Fiscal Year Ended December 31, 2009 filed April 30, 2010

Executive Compensation, page 5

Compensation Discussion and Analysis, page 6

3.   We note your proposed revised disclosure provided in response to prior comment 7. In your draft disclosure, it remains unclear which peer groups are used for which purposes. In your letter dated August 27, 2010, you distinguished between (i) eight peer companies used for purposes of determining year-end bonus compensation amounts for the 2009 fiscal year and (ii) a larger peer group used for purposes of implementing a one-time four-year equity incentive plan for the company's executive management. In the draft disclosure provided with your letter dated November 1, 2010, you state at the top of page

25 that the committee used the group of eight peer companies "in determining 2009 bonus and 2010 base salary amounts for our management." Then you state at the middle of page 25 that the committee used a group of twelve peer companies "to determine the appropriate year-end bonus compensation amounts for the 2009 fiscal year[.]" Then you state at page 26 that the committee used the same group of twelve peer companies "when implementing a one-time four-year incentive plan for the Company's executive management." Please revise your disclosure to state clearly, if true, that the group of twelve peer companies was used for both the 2009 cash bonuses and the equity incentive plan for the executive management. Please also clarify, if true, that the committee used just two peer groups.

Certain Relationships and Related Transactions, and Director Independence, page 14

4. We note your proposed revised disclosure provided in response to prior comment 11. Please clarify, if true, that SFE's royalty is equal to the difference between 20% and the royalty payable to each lessor.

5. In response to prior comment 12 you disclose that with respect to your agreements with Gallatin Resources, LLC, Mr. Stewart is not a party to those agreements. However, as we noted in our comment, Mr. Stewart, one of your directors, owns a 25% interest in Gallatin Resources, LLC. Please explain how you concluded that Mr. Stewart was not a party to this agreement. In this regard, please explain the pertinent provisions of the operating agreement of Gallatin Resources, LLC, clarifying if this is manager managed or member managed, and whether Mr. Stewart's ownership interest gives him the power to control the LLC.

Form 10-Q for Fiscal Quarter Ended June 30, 2010

Note 5. Oil and Gas Properties, page F-15

6. We note your response to prior comment 14 and your revised disclosure that identifies 17% of the total $36.6 million increase in your oil and gas properties during the second quarter of 2010. We also note you completed numerous other acquisitions, and no single acquisition was considered material by the Company. In order to provide more insight into the remaining 83% of your second quarter 2010 acquisitions, please expand your disclosure to identify how many additional acquisitions were made and how you determined no single acquisition was material. Disclosure of the terms of numerous immaterial acquisitions, grouped by properties in similar locations, would provide the reader with additional information regarding the overall impact of the acquisitions made throughout the year.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations for the periods ended June 30, 2010 and June 30, 2009

7.   We note your response to prior comment 16. Please provide more analysis in your disclosure regarding the factors behind the changes in your expense line items as opposed to repeating the amounts from your statement of operations. Also, please provide the analysis for the six months year to date period as well as the three months ended June 30, 2010. We note you reference severance taxes in your disclosure that are identified as production taxes on your statement of operations. Please revise this disclosure or tell us why the description of the expense is different. Your general and administrative expenses in your disclosure do not reconcile to your statement of operations after you have reclassified your stock-based compensation. Please revise your disclosure to reflect the accurate amounts. Also, please tell us why you identify them as "cash" general and administrative expenses.

8.   We have reviewed the expanded disclosure in response to our prior comment 17 but were unable to locate the reconciliation of your Adjusted EBITDA per share – basic and diluted to the earnings per share – basic and diluted as calculated in accordance with U.S. GAAP. Please expand you tabular disclosure to include this reconciliation as discussed in Question 102.05 of the staff's Compliance and Disclosure Interpretations for Non-GAAP Financial Measures, as updated January 15, 2010.

You may contact Robert Carroll at (202) 551-3362 or Shannon Buskirk at (202) 551-3717 if you have any questions regarding comments on the financial statements and related matters. Please contact Kevin Dougherty at (202) 551-3271, or in his absence, Alexandra M. Ledbetter at (202) 551-3317 with any other questions. If you require further assistance, you may contact the undersigned at (202) 551-3740.

                    Sincerely,

                    H. Roger Schwall
                    Assistant Director